UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June 2010

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

               HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

58TH ANNUAL GENERAL MEETING OF SHAREHOLDERS

ATHENS, Greece – June 16, 2010 – Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today held its 58th Annual General Meeting of Shareholders, during which  63,48% of its shareholders were present.

During the meeting, the majority of shareholders approved:

•

The Management Report of the Board of Directors, the Audit Report prepared by Certified Auditors on the separate and consolidated financial statements of OTE SA ended on 31/12/2009, including the annual financial statements (both separate and consolidated) of 31/12/2009. They also approved the distribution of a €0.19 dividend per share. The ex-dividend date will be Friday, 9 July 2010 while the starting date of 2009 dividend payment will be Monday, 19 July 2010.

•

The exoneration of the members of the Board of Directors and the Auditors of all liability, for the fiscal year 2009, pursuant to article 35 of C.L.2190/1920.

•

The appointment of Chartered Auditors for the Ordinary Audit of the Financial Statements of OTE S.A. (both Separate and Consolidated), in accordance with the International Financial Reporting Standards, for the fiscal year 2010 and determination of their fees.

•

The approval of the remuneration paid to the members of the Board of Directors, the Audit Committee and the Compensation & Human Resources Committee for the fiscal year 2009 and determination of their remuneration for the fiscal year 2010.

•

The approval of the disbursement by OTE of an amount for public welfare purposes in lieu of the payment of a special performance bonus in cash to the Chairman of the Board of Directors and CEO for the fiscal year 2009.

•

The renewal for a year of the contract for the insurance coverage of the Company’s members of the Board of Directors and Officers against liabilities incurred in the exercise of their responsibilities, duties or authorities and granting of power to sign it.

•

The granting of special permission by the Meeting of Shareholders pursuant to article 23a, para. 2 of C.L.2190/1920, for the conclusion of a loan offered by the Deutsche Telekom Group to OTE S.A., under financial terms and conditions equal to or better than the financial terms and conditions offered by a third party./Assignment of relevant powers.

With regards to the granting of special permission by the Meeting of Shareholders pursuant to article 23a, paras. 2 and 4 of C.L.2190/1920, for the approval of the amendment of terms of contracts concluded between members of the Company’s Board of Directors and the Company, such permission was not granted.

With regards to the approval of the amendment of article 2 (Object) of the Company’s Articles of Incorporation in force, for the purpose of expanding its business activities, this was not discussed due to the absence of the required quorum of 2/3 of the share capital, in accordance with applicable law and the company’s Articles of Incorporation. As a result, the company will discuss and decide upon this subject at a repeated General Assembly to be held on July 28th 2010.

It was also announced that the Company’s Board of Directors, on February 19th, 2010, elected temporarily as new, non executive member Mr Rainer Rathgeber in replacement of Mr Hamid Akhavan that had resigned, for the remaining of the latter’s term of office (until the Ordinary General Shareholders’ Meeting in 2012).

Finally, it was decided that Messers Leonidas Eyaggelidis, Ioannis Benopoulos and Panagiotis Tabourlos, members and  Chairman of the Audit Committee respectively, who are independent non executive members of the Board of Directors, will remain in office.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria and Romania. At present, companies in which OTE Group has an equity interest employ about 32,000 people in four countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:                 Dimitris Tzelepis - Head of Investor Relations

                        Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

                        Maria Kountouri - Assistant to the Head of Investor Relations

                        Tel: +30 210 611 5381, Email: mkountouri@ote.gr

                        Christina Hadjigeorgiou - Financial Analyst, Investor Relations

                        Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

                        Dimitris Tsatsanis - Financial Analyst, Investor Relations

                        Tel: +30 210 611 6071, Email: dtsatsanis@ote.gr

                        Daria Kozanoglou - Senior Comm. & Regulatory Affairs Officer, Investor Relations

                        Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

                        Eftychia Tourna - Communications & Regulatory Affairs Officer, Investor Relations

                        Tel: +30 210 611 7236, Email: etourna@ote.gr

                        Eleni Agoglossaki - Communications & Regulatory Affairs Officer, Investor Relations

                        Tel: +30 210 611 7880, Email: eagoglossak@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2009 filed with the SEC on June 7, 2010. OTE assumes no obligation to update information in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: June 16, 2010

By :/s/ Iordanis Aivazis

 Name: Iordanis Aivazis

 Title: Chief Operating Officer